Exhibit 99.1

Announcement of AGM Results

Joint Stock Company Kaspi.kz (Nasdaq: KSPI) announces that the following resolutions were duly passed at its Annual General Meeting on 28 March 2025:

1. To approve the agenda of the Annual General Meeting of Shareholders of JSC Kaspi.kz:

1) Approval of the agenda;

2) Approval of JSC Kaspi.kz’s 2024 annual audited financial statements;

3) Approval of the procedure to distribute JSC Kaspi.kz’s net income for the year 2024 and the amount of dividend per common share of JSC Kaspi.kz;

4) Information on shareholders’ appeals on JSC Kaspi.kz and its officers’ actions and results of consideration thereof in 2024;

5) Appointment of the external auditor to audit JSC Kaspi.kz’s financial statements.

2. To approve JSC Kaspi.kz's 2024 annual audited financial statements.

3. Considering previously quarterly paid dividends in 2024, not to pay dividends on common shares of JSC Kaspi.kz for 2024.

4. To take a note of the information on shareholders' appeals on JSC Kaspi.kz and its officers’ actions in 2024.

5. To reappoint Deloitte LLP as the external auditor to audit JSC Kaspi.kz’s 2025 financial statements.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275